Exhibit 11.1
VERAMARK TECHNOLOGIES, INC.
Calculation of Earnings per Share

	Year Ended December 31,
	2005	2004	2003

Basic

Net Income (Loss)	$381,733	$(113,560)	$294,934

Weighted average common shares outstanding	8,755,916	8,606,759	8,448,797

Income (Loss) per common share	$0.04	$(0.01)	$0.03

Diluted

Net Income (Loss)	$381,733	$(113,560)	$294,934

Weighted average common shares outstanding	8,755,916	8,606,759	8,448,797

Additional dilutive effect of stock options & warrants after application of treasury stock method	553,972	—	612,337

Weighted average dilutive shares outstanding	9,309,888	8,606,759	9,061,134

Income (Loss) per common share assuming full dilution	$0.04	$(0.01)	$0.03

58